Exhibit 99.1

FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: IM Cannabis Corp. (the “Issuer” or “IMC”)

Trading Symbol: IMCC

Number of Outstanding Listed Securities as of 31/1/2023:

11,150,849 Common Shares

Date: February 7, 2023

Report on Business

1.	Provide a general overview and discussion of the development of the Issuer’s business and operations over the previous month. Where the Issuer was inactive disclose this fact.

•
On January 9, 2023, the Ontario Superior Court of Justice (the “Court”) issued an order in respect of a motion brought by Trichome Financial Corp. (“Trichome”) and certain of its wholly-owned subsidiaries (collectively with Trichome, the “Trichome Group”) to approve, among other things:

o	the sale and investment solicitation process (the “SISP”) in respect of the business and assets of the Trichome Group; and

o
a stalking horse share purchase agreement (the “Stalking Horse Purchase Agreement”) between the Trichome Group and L5 Capital Inc. (the “Purchaser”) dated December 12, 2022, solely for the purposes of acting as the stalking horse bid in the SISP (the “Stalking Horse Bid”).

The SISP establishes a process to solicit interest for the sale of any or all of the Trichome Group’s businesses and assets. At the conclusion of the SISP, and pursuant to its terms, if the Stalking Horse Bid is selected as the successful bid, the Trichome Group will seek an approval and vesting order (an “AVO”) from the Court authorizing the Trichome Group to proceed with the transaction contemplated under the Stalking Horse Purchase Agreement. Pursuant to the Stalking Horse Purchase Agreement, the Purchaser will acquire all of the issued and outstanding shares in the capital of Trichome JWC Acquisition Corp. (“TJAC”), MYM Nutraceuticals Inc. (“MYM”), and their respective subsidiaries, Trichome Retail Corp., MYM International Brands Inc. (“MYMB”) and Highland Grow Inc. (collectively, the “Purchased Entities”). The consideration payable under the Stalking Horse Purchase Agreement is approximately C$6,300,000 and includes a base cash purchase price of C$5,000,000 and certain deferred consideration payable pursuant to secured limited recourse promissory notes. The Stalking Horse Purchase Agreement contemplates a reverse purchase transaction where the Purchaser will acquire, pursuant to the AVO, the Purchased Entities and their respective assets, free and clear of any and all claims and liabilities (collectively, the “Excluded Claims and Liabilities”) other than those specifically assumed pursuant to the Stalking Horse Purchase Agreement. Pursuant to the Stalking Horse Purchase Agreement and the AVO, the Excluded Claims and Liabilities are expected to be transferred to residual entities to be incorporated by Trichome, TJAC, MYM and MYMB, as applicable.

The Stalking Horse Purchase Agreement constitutes a related party transaction as the Purchaser is an entity controlled by Marc Lustig, who is a director of Trichome and the Executive Chairman of the board of directors of the Issuer. The Issuer expects to rely on Sections 5.5(f) and 5.7(1)(d) of MI 61-101 for exemptions from the requirements to obtain a formal valuation and minority shareholder approval, respectively, because the transaction will be completed as part of the Companies’ Creditors Arrangement Act (“CCAA”) proceedings pursuant to an order of the Court, provided that the Court is advised of the requirements under MI 61-101, and the court does not require compliance with Section 5.4 of MI 61-101.

In addition, On January 9, 2023, the Court granted an additional extension for the stay of proceedings as part of the CCAA proceedings until March 10, 2023.

•
On January 13, 2023, the Issuer announced a non-brokered private placement of a minimum of 400,000 units and a maximum of 2,960,000 units of the Issuer (each a “Unit”) at a price of US$1.25 per Unit for aggregate gross proceeds of a minimum of US$500,000 and a maximum of US$3,700,000, which will be offered for sale to purchasers resident in Canada (except Quebec) and/or other qualifying jurisdictions pursuant to the listed issuer financing exemption under Part 5A of National Instrument 45-106 – Prospectus Exemptions and completed in multiple closings (the “LIFE Offering”). Each Unit consists of one common share of the Issuer (each a “Common Share”) and one Common Share purchase warrant (each a “Warrant”). Each Warrant entitles its holder to purchase one additional Common Share at an exercise price of US$1.50 for a period of 36 months from the date of issue. The securities issued pursuant to the LIFE Offering will not be subject to any statutory hold period in accordance with applicable Canadian securities laws.

Concurrent with the LIFE Offering, the Issuer is selling, on a non-brokered private placement basis, up to an additional 2,000,000 Units on the same terms and at the same price for additional aggregate gross proceeds of up to US$2,500,000 (the “Concurrent Offering”). The Concurrent Offering will be led by Company insiders, including Oren Shuster, Chief Executive Officer and a director of the Issuer. The securities issued pursuant to the Concurrent Offering will be subject to a statutory hold period of four months and one day in accordance with applicable Canadian securities laws.

The Issuer intends to use the net proceeds from each of the LIFE Offering and the Concurrent Offering for general working capital purposes. Completion of the LIFE Offering is not conditional upon the completion of the Concurrent Offering or vice versa.

•	On January 16, 2023, the Issuer announced that it closed the first tranche of the LIFE Offering of 400,000 Units for aggregate proceeds of US$500,000.

The Issuer also closed the first tranche of the Concurrent Offering of 1,159,999 Units for aggregate proceeds of US$1,449,999 on the same terms and at the same price as the LIFE Offering. The first tranche of the Concurrent Offering was led by Company insiders, including Oren Shuster, Chief Executive Officer and Director of the Issuer.

As a result of the participation by insiders, the Offering is considered a “related party transaction” pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Issuer relied on Sections 5.5(a) and 5.7(1)(a) of MI 61-101 for exemptions from the requirements to obtain a formal valuation and minority shareholder approval, respectively, because the fair market value of the Insiders' participation in the Offering was below 25% of the Issuer’s market capitalization for purposes of MI 61-101.

•	On January 20, 2023, the Issuer announced that it closed a second tranche of the Concurrent Offering of 757,172 Units issued and sold for aggregate gross proceeds of US$946,465.

The Issuer also closed a second tranche of the LIFE Offering, comprised of a single subscription by a non-independent director of the Issuer for 102,152 Units at an aggregate subscription price of US$127,690. The director’s subscription price was satisfied by the settlement of US$127,690 in debt owed by the Issuer to the director for certain consulting services previously rendered by the director to the Issuer.

As the director is an insider of the Issuer, the director's participation in the LIFE Offering is considered a “related party transaction” pursuant to MI 61-101. The Issuer relied on Sections 5.5(a) and 5.7(1)(a) of MI 61-101 for exemptions from the requirements to obtain a formal valuation and minority shareholder approval, respectively, because the fair market value of the director's participation was below 25% of the Issuer's market capitalization for the purposes of MI 61-101.

•
On January 27, 2023, the Issuer announced that it had filed an amended and restated offering document and engaged certain eligible finders (each a “Finder”) in connection with the LIFE Offering. Each Finder will receive a cash finder’s fee equal to 5% of the aggregate gross proceeds received from purchasers introduced to the Issuer by the Finder for the LIFE Offering.

•	On January 31, 2023, the Issuer announced that it closed a third tranche of the LIFE Offering of 1,162,000 Units for aggregate gross proceeds of US$1,452,500.

In connection with the completion of the third tranche of the LIFE Offering, the Issuer paid to an eligible finder a cash finder’s fee equal to US$67,500, representing 5% of the aggregate gross proceeds received from purchasers who were introduced to the Issuer by such finder and who participated in the third tranche of the LIFE Offering.

2.	Provide a general overview and discussion of the activities of management.

Management of the Issuer (“Management”) is focused on continuing the Issuer’s growth in the cannabis markets in which it currently operates. Management is focused on managing its international assets and supply chain in order to maximize company-wide revenue and margins and continues to focus on its entry into the medical cannabis distribution and retail segments in Israel. Management also continues to identify and pursue new strategic investments and growth opportunities in Israel and Europe, including, but not limited to, securing additional supply, distribution and sale agreements in Germany through Adjupharm GmbH (“Adjupharm”) and in Israel through its subsidiaries and Focus Medical Herbs Ltd. (“Focus Medical”).

By exiting the Canadian cannabis market, Management is seeking to focus its resources and maximize efficiency for future success. Management is reinforcing its Israeli and German operations and preparing to leverage its expertise into building market leadership in the European medical cannabis market and to be fully ready to capitalize on the recreational market upon legalization.

3.
Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

Not Applicable.

4.
Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

Not Applicable.

5.
Describe any new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

The Issuer engaged BMO Nesbitt Burns Inc. (“BMO”) and First Republic Capital Corporation (“First Republic”) as Finders in connection with the LIFE Offering as further detailed in Section 1. Pursuant to the respective agreements, each Finder will receive a cash finder’s fee equal to 5% of the aggregate gross proceeds received from purchasers introduced to the Issuer. Neither BMO nor First Republic is a Related Person of the Issuer.

6.
Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer’s affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

Not Applicable.

7.
Describe any acquisitions by the Issuer or dispositions of the Issuer’s assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

Not Applicable.

8.	Describe the acquisition of new customers or loss of customers.

Not Applicable.

9.	Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

Not Applicable.

10.	Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

In January 2023, the Issuer hired 3 employees and 8 resignations or terminations of employees occurred

11.	Report on any labour disputes and resolutions of those disputes if applicable.

Not Applicable.

12.
Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

•
With respect to the previously reported legal proceedings between Adjupharm and Stroakmont & Atton Trading GmbH, Mr. Boris Simic, and Mr. Giampiero Lapeschi, the District Court of Stuttgart (the “Stuttgart Court”) held an evidentiary hearing with witnesses on January 11, 2023. The parties are awaiting the Stuttgart Court’s decision.

•
On January 9, 2023, the Court issued an order in respect of a motion brought by the Trichome Group to approve, among other things, the SISP in respect of the business and assets of the Trichome Group; and the Stalking Horse Purchase Agreement between the Trichome Group and the Purchaser, as further discussed in Section 1.

13.	Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

Not Applicable.

14.	Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
Common Shares	3,581,323	Issued as part of the LIFE Offering and the Concurrent Offering, as discussed in Section 1.	Aggregate proceeds of US$4,348,963.75(2). Used for general working capital purposes.
Warrants	3,581,323	Issued as part of the LIFE Offering and the Concurrent Offering, as discussed in Section 1.	Each Warrant entitles its holder to purchase one Common Share at an exercise price of US$1.50 for a period of 36 months from the date of issue

(1)	State aggregate proceeds and intended allocation of proceeds.
(2)	Such amount exclusive of US$127,690 for 102,152 Units issued to a director of the Issuer, satisfied by a settlement of US$127,690 in debt owed by the Issuer to the director.

15.	Provide details of any loans to or by Related Persons.

Not Applicable.

16.	Provide details of any changes in directors, officers or committee members.

•
As of January 1, 2023, Mr. Moti Marcus replaced Mr. Brian Schinderle as the head of the audit committee. Mr. Schinderle will remain a member of the audit committee and the board of directors of the Issuer.

•	On January 2, 2023, TJAC’s Chief Operating Officer resigned from the company, effective immediately.

17.	Discuss any trends which are likely to impact the Issuer including trends in the Issuer’s market(s) or political/regulatory trends.

Global economies are currently experiencing elevated levels of inflation, including in the Issuer’s primary production markets, which could curtail levels of economic activity. Inflation concerns are in part driven by the increase in the cost of goods as input costs continue to increase due to several external factors, including but not limited to, general uncertainties caused by the Ukraine war, the global supply chain constrictions and rising energy prices. As such, delivery and distribution costs, utility costs and other necessary supplies at an economic cost cannot be assured. The impact of inflation and supply shortages on the integral components of the Issuer’s business could reasonably impact the Issuer’s future economic performance and competitiveness, as it may entail a meaningful increase in costs for various goods and services that the Issuer may not be able to pass onto patients or customers. In addition, the Issuer’s operations could also be affected should interest rates, inflation or unemployment reach levels that change consumer trends and spending and subsequently impact the sales and profitability of the Issuer.

The war in Ukraine may also have a material adverse effect on global economic activity and could result in volatility and disruption to global supply chains and the financial and capital markets. These disruptions could cause interruptions in supplies and other services from third parties upon which the Issuer relies; decrease demand for products; and cause staff shortages, reduced customer traffic and increased government regulation, all of which may materially and negatively impact the business, financial condition and results of operations of the Issuer, its subsidiaries and Focus Medical.

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there were no material information concerning the Issuer which has not been publicly disclosed.

3.
The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 7 Monthly Progress Report is true.

Dated: February 7, 2023

Oren Shuster Name of Director or Senior Officer “Oren Shuster” Signature Chief Executive Officer Official Capacity

Issuer Details Name of Issuer IM Cannabis Corp.	For Month End January 2023	Date of Report YY/MM/D 2023/2/7
Issuer Address 550 Burrard Street, Suite 2300, Bentall 5
City/Province/Postal Code Vancouver, BC V6C 2B5	Issuer Fax No. ( )	Issuer Telephone No. +972 546687515
Contact Name Yael Harrosh	Contact Position Global Chief Legal and Operations Officer	Contact Telephone No. +972 546687515
Contact Email Address yael.h@imcannabis.com	Web Site Address http://www.imcannabis.com/